EXHIBIT 99.1

Gildan Welcomes Chris Shackelton to its Board of Directors, along with Support from Coliseum Capital Management

•	Chris Shackelton invited to join Board of Directors
•	Coliseum committed to support full slate of Board nominees at 2024 and 2025 AGMs
•	Coliseum intends to grow its position, with hope of becoming largest shareholder

Montreal, December 17, 2023 — Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or “the Company”) today announced a support agreement with Coliseum Capital Management, LLC (“Coliseum”), pursuant to which Coliseum will support Gildan’s full slate of Board nominees at each of the 2024 and 2025 Annual Meetings of Shareholders. In connection with the agreement, and after meeting with members of Gildan’s Board of Directors, Coliseum currently intends to make an additional investment in Gildan through market purchases during insider open window periods. Additionally, Chris Shackelton, a Co-Founder and Managing Partner of Coliseum has been invited to join Gildan’s Board of Directors and has been appointed effective today.

Chris Shackelton said, “It is a privilege to serve on this Board and represent shareholders at this critical juncture. The Coliseum team has long been impressed by Gildan’s business. This agreement is a clear reflection of our conviction in the Company’s strategy, leadership, board and bright future. Gildan is remarkably well-positioned, and I look forward to helping the Company execute on its growth strategy and drive meaningfully shareholder value creation.”

Donald C. Berg, Chair of Gildan’s Board of Directors said, “We appreciate Coliseum’s long-standing partnership, engagement, and alignment to support our mutual goal of enhancing long-term shareholder value. Coliseum’s intent to further invest in Gildan is a testament to its belief in the Company’s leadership, board, strategic plan and capability to deliver value.”

“We are delighted to welcome Chris Shackelton to Gildan’s Board of Directors. He is a highly experienced director and successful investor whom we believe will further strengthen the Board for the benefit of all shareholders,” said Mr. Berg.

Mr. Berg took the opportunity to correct misinformation about the Board’s succession plans that had been publicly disseminated, “Our succession plan has been a multi-year, careful, and deliberate process which included the former CEO at appropriate times throughout the process. It resulted in a well thought out rationale for the Board’s unanimous decision to appoint Vince Tyra as the new CEO. With the support of one of our largest shareholders, we will continue our outreach to other shareholders to ensure the facts and conclusions surrounding the succession process are transparent, as well as the Board’s confidence in Gildan’s trajectory,” concluded Mr. Berg.

Coliseum has agreed to abide by certain customary standstill and voting commitments in connection with the agreement. A copy of the agreement will be filed on SEDAR+ at www.sedarplus.ca.

About Christopher S. Shackelton

Christopher S. Shackelton is a Managing Partner of Coliseum Capital Management, LLC, which he Co-Founded in 2005. He has served on the boards of eight public companies. He currently serves as Chairman of both ModivCare Inc. and Lazydays Holdings Inc., as well as a director on the board of Universal Technical Institute Inc. Previously he was a director on the boards of LHC Group Inc., BioScrip, Inc., Advanced Emissions Solutions, Inc., Rural/Metro Corp., and Interstate Hotels & Resorts, Inc. Additionally, he currently serves as a Trustee for several charitable not-for-profit organizations. Earlier in his career, he held positions at Morgan Stanley & Co. and Watershed Asset Management LLC. He is a graduate of Yale College.

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to the support agreement entered into with Coliseum and the expected benefits to the Company and its shareholders. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. All forward-looking information is based on our beliefs as well as assumptions based on information available at the time the assumption was made and on our experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion or projection in such forward-looking information, include, but are not limited to changes in general economic and financial conditions globally or in one or more of the markets we serve and our ability to implement our growth strategies and plans.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, Peds®, in addition to the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Vice-President, Head of Investor Relations (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

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